Filed pursuant to Rule 424(b)(3)

Registration No. 333-189749

PROSPECTUS SUPPLEMENT NO. 5

To Prospectus dated August 9, 2013

120,408,197 SHARES OF COMMON STOCK

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This prospectus supplement supplements the prospectus dated August 9, 2013, relating to the offering and resale by the selling stockholders of up to 120,408,197 shares of our common stock. We will not receive any proceeds from the sale of these shares by the selling stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on February 12, 2014.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTCQB under the symbol “ILIU”. On February 11, 2014, the closing sale price of our common stock on the OTCQB was $0.35 per share.

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AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. SEE THE

SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is February 12, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 7, 2014

Interleukin Genetics, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-32715	94-3123681
(Commission File Number)	(IRS Employer Identification No.)

135 Beaver Street Waltham, MA	02452
(Address of Principal Executive Offices)	(Zip Code)

(781) 398-0700

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On February 7, 2014, Interleukin Genetics, Inc. (the “Company”) entered into the Second Amendment to Commercial Lease (the “Second Amendment”) with Clematis, LLC (the “Lessor”), which amends that certain Commercial Lease, dated as of February 13, 2004, by and between the Company and the Lessor, as amended on November 18, 2008. The Second Amendment, among other things, extends the term of the lease from March 31, 2014 to March 31, 2017 and reduces the amount of space under the lease by approximately 6,011 square feet, which was the space that the Company had sublet to a third party since April 2010.

A copy of the Second Amendment is being filed herewith as Exhibit 10.1 and the information contained therein is incorporated by reference into this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description of Exhibit

10.1	Second Amendment to Commercial Lease, dated as of February 7, 2014, by and between the Company and Clematis, LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERLEUKIN GENETICS, INC.

Date: February 12, 2014	/s/ Eliot M. Lurier
Eliot M. Lurier
Chief Financial Officer

Exhibit 10.1

Second Amendment to Commercial Lease

The Parties hereto, Clematis LLC, (“LESSOR”) and Interleukin Genetics, Inc., (“LESSEE”) are Parties under a certain Commercial Lease (“Lease Agreement”) dated February 13, 2004 and a First Amendment to Commercial Lease (“First Amendment”) dated November 18, 2008, for approximately 19,000 rentable square feet on the third floor at 135 Beaver Street, Waltham, MA and hereby agree as follows (“Leased Premises”):

Whereas, the Parties have agreed to amend the Lease Agreement and the First Amendment by this Second Amendment to the Commercial Lease (“Second Amendment”) to extend the Term of the Lease Agreement, surrender approximately 6,011 rentable square feet, and to adjust relevant provisions of the Lease Agreement pursuant to the terms and conditions stated herein. Unless otherwise expressly stated, all references to “lease” or “Lease” shall apply to and include the Lease Agreement, the First Amendment and this Second Amendment. Unless otherwise expressly stated, all references to “leased premises” or “Leased Premises” shall apply to and include the approximately 13,000 rentable square feet on the third floor at 135 Beaver Street, Waltham, MA.

Now therefore, for mutual consideration, the receipt of which is hereby acknowledged by both parties, effective on and after the date this Second Amendment is fully executed by both Parties the Lease Agreement is hereby amended to reflect the following changes:

2.	PREMISES:

This paragraph is hereby deleted and replaced with the following:

12,989 square feet +/- on the third floor of 135 Beaver Street, Waltham, MA 02452. Together with the right to use in common, with others entitled hereto, the hallways, stairways and elevators necessary for access to said Leased Premises, and lavatories nearest thereto, as well as the non-exclusive use of forty six (46) parking spaces serving the building.

3.	TERM:

This paragraph is hereby deleted and replaced with the following:

The Initial Term of this lease shall be for five (5) years commencing on April 1, 2004, and ending on March 31, 2009. The First Extended Term of this lease shall be for five (5) years commencing on April 1, 2009 and ending on March 31, 2014. The Second Extended Term of this Lease shall be for three (3) years commencing on April 1, 2014 and ending on March 31, 2017. Unless otherwise expressly stated, all references to “Term” or “term” shall apply to and include the Initial Term the First Extended Term and the Second Extended Term.

4.	RENT:

This paragraph is hereby amended with the addition of the following:

During the Second Extended Term, the LESSEE shall pay to the LESSOR base rent in accordance with the schedule noted below per year, payable in advance in monthly installments in accordance with the schedule noted below commencing April 1, 2014. During the Second Extended Term, LESSEE shall pay base rent and additional rent to the LESSOR monthly, in advance, not later than the first day of each calendar month. Payments shall be pro rated on a per diem basis should any payment become due during a portion of any monthly rental period.

Base Rent:
Year	PRSF	Monthly	Yearly
4/1/14-3/31/15	$24.25	$26,248.60	$314,983.25
4/1/15-3/31/16	$24.75	$26,789.81	$321,477.75
4/1/16-3/31/17	$25.25	$27,331.02	$327,972.25

6.	RENT ADJUSTMENT:

The following paragraphs are hereby amended with the addition of the following:

A. TAX ESCALATION: During the Second Extended Term, if for any tax year commencing with the fiscal year ending June 30, 2014 (July 1, 2013- June 30, 2014), the real estate taxes on the land and buildings, of which the Leased Premises are a part, are in excess of the amount of the real estate taxes thereon for the fiscal year ending June 30, 2013 (July 1, 2012 - June 30, 2013) (hereinafter called the "Second Extended Term Base Year"), LESSEE will pay to LESSOR as additional rent hereunder, when and as designated by notice in writing by LESSOR, 13.54 percent of such excess that may occur in each year of the Extended Term of this lease or any extension or renewal thereof and proportionately for any part of a fiscal year. If the LESSOR obtains an abatement of any such excess real estate tax, a proportionate share of such abatement, less the reasonable fees and costs incurred in obtaining the same, if any, shall be refunded to the LESSEE. The LESSEE shall, effective July 1, 2013, make estimated installment payments as additional rent as and when the payment of base rent is due. During the fiscal year ending June 30, 2014 the LESSEE’S estimated installment payments shall be 105% of the actual real estate taxes assessed during the fiscal year ending June 30, 2013 less the Second Extended Term Base Year amount. Thereafter, estimated real estate tax payments shall be based on 105% of the prior year’s actual real estate taxes less the Second Extended Term Base Year amount. Actual real estate taxes will not be known at the beginning of each fiscal year and therefore retroactive adjustment to estimated payments shall be necessary when actual real estate taxes are known. After the end of each fiscal year, as and when the actual real estate taxes are available, LESSOR shall provide LESSEE written notice in reasonable detail of LESSEE’S pro rata share of the actual real estate taxes for such fiscal year less the Extended Term Base Year amount, the estimated payments made by LESSEE on account thereof, and the new estimated payments calculated in accordance with the above. The LESSEE shall pay LESSOR within thirty (30) days of receiving such written notice, the balance owed due to insufficient estimated payments made in accordance with the above, and the LESSOR shall credit the LESSEE’S account for any excess estimated payments made in accordance with the above, or, in the event the lease has expired and no money is owed on the account of LESSEE, refund such excess to LESSEE.

LESSEE percent of expense is calculated as follows: Leased Premises 12,989 rentable square feet, divided by total building 95,989 rentable square feet equals 13.53%.

B. OPERATING COST ESCALATION: During the Second Extended Term, the LESSEE shall pay to the LESSOR as additional rent hereunder when and as designated by notice in writing by LESSOR, 13.53% of any increase in operating expenses over those incurred during the calendar year 2013. Operating expenses are defined for the purposes of this agreement in Exhibit E. The LESSEE shall, effective January 1, 2014, make estimated installment payments as additional rent as and when the payment of base rent is due. Operating expenses for any partial calendar year during the Second Extended Term will be prorated. During the calendar year 2014, the LESSEE’S estimated installment payments shall be 105% of actual operating expenses assessed during calendar year 2013 less the operating expenses base year amount for the Second Extended Term. Thereafter, estimated operating expenses shall be based on 105% of the prior year’s actual operating expenses less the operating expenses base year amount for the Second Extended Term. Actual operating expenses will not be known until after the conclusion of each calendar year, retroactive adjustment to estimated payments shall be necessary when actual operating expenses are known. After the end of each calendar year, as and when the actual operating expenses are available, LESSOR shall provide LESSEE written notice in reasonable detail of LESSEE’S pro rata share of the actual operating expenses for such calendar year less the operating expenses base year amount for the Second Extended Term, the estimated payments made by LESSEE on account thereof, and the new estimated payments calculated in accordance with the above. The LESSEE shall pay LESSOR, within thirty (30) days of receiving written notice thereof, the balance owed due to insufficient estimated payments made in accordance with the above, and the LESSOR shall credit the LESSEE’S account for any excess estimated payments made in accordance with the above, or, in the event the lease has expired and no money is owed on the account of LESSEE, refund such excess to LESSEE.

LESSEE percent of real estate tax escalation and operating cost escalation is calculated as follows: Leased Premises 12,989 rentable square feet, divided by total building 95,989 rentable square feet equals 13.53%.

Increases shall be prorated should this lease be in effect with respect to only a portion of any calendar year.

Notwithstanding anything herein to the contrary, nothing in this Second Amendment shall release or waive any obligations of the LESSEE under the Initial Lease or First Amendment to pay real estate tax escalations and operating cost escalations which accrue prior to April 1, 2014.

21.	SURRENDER:

This first paragraph is hereby deleted and replaced with the following:

The LESSEE shall at the partial surrender of any portion of the Leased Premises, the expiration or other termination of this lease remove all LESSEE's goods and effects from the Leased Premises, (including, without hereby limiting the generality of the foregoing, all signs and lettering affixed or painted by the LESSEE, either inside or outside the leased premises). LESSEE shall deliver to the LESSOR the Leased Premises and all keys, locks thereto, and other fixtures connected therewith and all alterations and additions made to or upon the Leased Premises, in good condition, damage by fire or other casualty only excepted. In the area used as a laboratory, good condition shall include the professional cleaning at LESSEE’S expense of the Leased Premises including but not limited to any fixtures and HVAC units connected solely to the laboratory. In the event of the LESSEE’S failure to remove any of LESSEE's property from the premises upon the expiration or other termination of the lease, LESSOR is hereby authorized, without liability to LESSEE for loss or damage thereto, and at the sole risk of LESSEE, to remove and store any of the property at LESSEE's expense, or to retain same under LESSOR's control or to sell at public or private sale, without notice any or all of the property not so removed and to apply the net proceeds of such sale to the payment of any sum due hereunder, or to destroy such property.

23.	BROKERAGE:

This paragraph is hereby amended with the addition of the following:

LESSOR and LESSEE represent to each other that neither party has dealt with any broker, or any other person, in connection with showing the property or Leased Premises for the Extended Term or this Second Amendment. LESSOR and LESSEE agree that each will hold harmless and indemnify the other from any loss, costs, damage and expense, including reasonable attorney’s fees incurred by LESSOR or LESSEE for a commission or finder’s fee as a result of the falseness of this representation.

24.	OTHER PROVISIONS:

This paragraph is hereby deleted and replaced with the following:

It is also understood and agreed that the following items which are attached to either the Lease Agreement, the First Amendment or this Second Amendment are part of this agreement and all other Exhibits or items previously contained in this paragraph are hereby deleted.

•	Addendum
•	Second Amendment Exhibit B-2 – LESSOR’S Work
•	Exhibit C – Building Rules and Regulations
•	Exhibit D – Description of Premises on which Leased Premises are located
•	Exhibit E – Building Operating Expenses
•	Exhibit F – Cleaning Schedules

The Lease Agreement is further amended with the addition of the following paragraph:

25.	OPTION TO EXTEND:

This paragraph from the First Amendment is hereby deleted and replaced with the following:

Provided the LESSEE is not in default hereunder, LESSEE shall have one (1) two (2) year option to extend the lease term at a rent equal to the greater of the following: (a) market rate for equivalent office space in similarly located buildings within the Waltham market as determined by LESSOR; or (b) the total rent then in effect as of the expiration date of the then current lease term. In no event shall the rent for the option term be less than the total rent then in effect as of the expiration date of the then current lease term. LESSEE must give LESSOR written notice it is exercising its extension option no later than nine (9) months prior to the expiration of the then current lease term (“Extension Notice”). LESSOR shall provide LESSEE with the rent rate for the extended term within thirty (30) days of receiving the Extension Notice. In the event LESSEE notifies LESSOR as provided herein and, within thirty (30) days of receiving the LESSOR’S rent rate for the extended term has, in accordance with this paragraph, (i) delivered a fully executed mutually agreeable lease amendment, (ii) updated all deposits, and (iii) tendered the first month’s base rent for the extended term, then the Lease Agreement shall automatically be extended two (2) years from the date the Lease Agreement would have expired had the option to extend not been exercised. All other terms and provisions under the Lease Agreement, other than LESSOR’S Work or other tenant improvements, shall continue through the extended lease term. In the event the LESSEE does not provide the Extension Notice, execute a lease amendment and provide payment as provided herein, the LESSEE shall be deemed to have waived its option to extend the lease term and this Lease Agreement shall terminate upon the expiration of the then current term.

Notwithstanding the above, LESSEE accepts the Leased Premises in its current “AS IS” condition and acknowledges that the Leased Premises are currently occupied by the LESSEE and that the Leased Premises, as delivered and currently constituted, is suitable for the LESSEE’S intended use. LESSEE acknowledges that all work, if any, contemplated in the Lease Agreement, including but not limited to the Exhibit B and Amendment Exhibit B-1 and this Second Amendment thereto, to be performed by the LESSOR has been completed to the full satisfaction of the LESSEE.

The Parties acknowledge that the Lease Agreement, the First Amendment, and this Second Amendment represent the entire agreement between the Parties and that no other modification, written or otherwise, exists between the Parties. The normal rule of construction that any ambiguities be resolved against the drafting party shall not apply to the interpretation of the Lease Agreement, the First Amendment or any exhibits or amendments thereto.

All other terms and provisions under the Lease Agreement shall remain unchanged and are hereby ratified and affirmed.

IN WITNESS WHEREOF, the said Parties hereto set their hands and seals this 7th day of February, 2014.

LESSEE		LESSOR
Interleukin Genetics, Inc.		Clematis, LLC

By:	/s/ Eliot Lurier	By:	/s/ Steven P. Duffy
Name:	Eliot Lurier		Steven P. Duffy
Title:	Chief Financial officer		Duly Authorized
Duly Authorized

SECOND AMENDMENT EXHIBIT B-2

LESSOR’S Work

LESSOR shall conduct the following LESSOR’S Work, using building standard quantities and materials:

1.	Paint the entire Leased Premises utilizing the same or substantially similar colors as present. Any change in color shall be at LESSEE’S expense.
2.	Carpet the Leased Premises using building standard carpet. LESSEE shall pack and crate its computer equipment and personal belongings, etc. prior to the removal of old carpet and installation of new carpet. LESSOR shall in coordination with carpet replacement, move and set back up the desks, chairs and file cabinets.

LESSEE acknowledges that the LESSOR’S Work, or a portion thereof, may be conducted during normal business hours.

LESSEE shall be responsible for any delays, costs and expenses caused by LESSEE’S failure, in a timely manner, to (i) do any work for which LESSEE is responsible; (ii) prepare any area to be affected by the LESSOR’S Work by moving or adequately protecting any equipment, material and any other item of the LESSEE, its employees, agents, assigns, vendors, customers or affiliates, which may be affected by the LESSOR’S Work and the conduct thereof; (iii) make decisions affecting the LESSOR’S Work; (iv) reasonably accommodate and/or cooperate with the execution or completion of LESSOR’S Work. LESSEE shall be solely responsible for all costs and expenses resulting from requests by LESSEE for work, quantities or materials in excess of the LESSOR’S Work noted above.

Notwithstanding the above, LESSEE accepts the Leased Premises in its current “AS IS” condition and acknowledges that the Leased Premises are currently occupied and in the possession of the LESSEE and that the Leased Premises, as delivered and currently constituted, is suitable for the LESSEE’S intended use. LESSEE acknowledges that all work contemplated in any prior Lease Agreement, Exhibit or Amendment thereto to be performed by the LESSOR has been completed to the full satisfaction of the LESSEE.